EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (“Agreement”), dated as of the 31st day of October, 2008, is entered by and between Juhl Wind, Inc., a Delaware corporation (“Purchaser”) and Next Generation Power Systems, Inc., a South Dakota corporation (“NextGen”), and each of the selling shareholders of NextGen as set forth on Schedule A (each a “Selling Shareholder” and collectively the “Selling Shareholders”).

WITNESSETH THAT:

WHEREAS, the Selling Shareholders own in the aggregate 938,750 shares (100%) of the capital stock of NextGen, par value $.001 (the “Shares”); and

WHEREAS, Purchaser desires to purchase from the Selling Shareholders and the Selling Shareholders desire to sell to Purchaser the Shares on the terms and conditions set forth herein, in such amounts as stated opposite their respective names on Schedule A.

NOW, THEREFORE, in consideration of the foregoing and mutual covenants set forth below, the parties hereto agree as follows:

1. PURCHASE AND SALE OF SHARES

1.1 Purchase of Shares. On the date hereof and subject to the terms and conditions of this Agreement, the Selling Shareholders shall issue, sell, assign, transfer, and deliver to Purchaser and Purchaser shall purchase, for the purchase price set forth in Section 1.2 hereof, the Shares at the closing provided for in Section 1.4 hereof (the “Closing”), free and clear of all liens, charges, or encumbrances of whatsoever nature.

1.2 Purchase Price. Purchaser agrees to pay to Selling Shareholders at the Closing the aggregate purchase price of Three Hundred Twenty-Two Thousand and Five Hundred Dollars ($322,500) (the “Purchase Price”) for the Shares by the delivery of the aggregate of 92,143 shares of unregistered common stock of the Purchaser (the “Stock Consideration”) issued to the Selling Shareholders, to be allocated among the Selling Shareholders as set forth on Schedule A. The Purchase Price includes the repayment of the note payable from NextGen to certain Selling Shareholders by delivery of unregistered common shares of Purchaser that are included in the Stock Consideration and allocated among the certain Selling Shareholders on Schedule A.

In addition, to the Stock Consideration, consideration for the sale of Shares to the Purchaser, shall include the purchase by Purchaser of the commercial building, located at 1502 17th Street SE, Pipestone, Minnesota, 56164 (the “Real Estate”), and owned Next Generation Power Properties, LLC. The Real Estate shall be sold to Purchaser for the purchase price of $144,000 (the “Real Estate Purchase Price”). At Closing, the Selling Shareholders shall cause Next Generation Power Properties, LLC to transfer good and marketable title to the Real Estate by special warranty deed (free and clear of all interests, liens and encumbrances) to the individual members of Next Generation Power Properties, LLC (who are also Selling Shareholders) as tenants in common. The Selling Shareholders shall then sell as tenants in common the Real Estate to the Purchaser, and Purchaser agrees to pay the Real Estate Purchase Price by the delivery of an aggregate of 41,070 shares of unregistered common stock of the Purchaser (the “Real Estate Stock Consideration”) to the Selling Shareholders, to be allocated among the Selling Shareholders as set forth on Schedule A, and as evidenced by the real estate contract set forth on Schedule B (the “Real Estate Contract”).

In addition to the Stock Consideration and Real Estate Stock Consideration, consideration for the sale of the Shares to the Purchaser shall include assumption of the liabilities of NextGen, including the note payable to Merchant’s Bank (the “Merchant’s Note”), but excluding the note to the shareholders (hereinafter referred to as the “Shareholder Note”) which is being paid off as is described above. As a portion of this transaction, and in consideration of the Stock Consideration and Real Estate Stock Consideration, the Selling Shareholders agree to release NextGen from its obligations under the Shareholder Note, thus the Shareholder Note, upon closing and delivery of the Stock Consideration and Real Estate Stock Consideration, shall be deemed repaid and of no further force or effect. Additionally, upon assumption of the Merchant’s Note, Purchaser agrees to use commercially reasonable and diligent efforts to cause the lender to release the personal guarantees of the Selling Shareholders (the outstanding debt and liabilities of NextGen are set forth on Schedule C).

1.3 Deliveries at Closing. At the Closing: (i) Each Selling Shareholder will execute and deliver to Purchaser stock certificates and assignments representing all of his Shares, endorsed in blank or accompanied by duly executed assignment documents, and (ii) Purchaser shall deliver to the Selling Shareholders duly endorsed stock certificates representing the Stock Consideration and Real Estate Stock Consideration.

1.4 Closing. The closing of the transactions (the “Closing”) provided for in this Agreement shall take place on or before October 31, 2008 (the “Closing Date”) at 730 W. Randolph, 6th Floor, Chicago, IL 60661.

2. REPRESENTATIONS AND WARRANTIES BY NEXTGEN, SELLING SHAREHOLDERS AND PURCHASER

2.1 NextGen hereby represents and warrants to the Purchaser as follows:

(a) NextGen is a corporation duly organized, validly existing and in good standing under the laws of the State of South Dakota. NextGen has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a material adverse effect on NextGen. NextGen is not in violation of any of the provisions of its Articles of Incorporation or by-laws. No consent, approval or agreement of any individual or entity is required to be obtained by NextGen in connection with the execution and performance by NextGen of this Agreement or the execution and performance by NextGen of any agreements, instruments or other obligations entered into in connection with this Agreement. NextGen has no subsidiary, and it does not have any equity investment or other interest, direct or indirect, in, or any outstanding loans, advances or guarantees to or on behalf of, any domestic or foreign individual or entity.

(b)  The authorized capital stock of NextGen consists of 2,000,000 shares of capital stock, 938,750 of which are validly issued and outstanding, fully paid and non-assessable.

(c)  NextGen is not a party to any agreement or understanding pursuant to which any securities of any class of capital stock are to be issued or created or transferred.

(d)  There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to NextGen’s best knowledge, threatened against NextGen or any of its properties or any of its officers or directors (in their capacities as such). There is no judgment, decree or order against NextGen that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. The term “Best Knowledge” of NextGen shall mean and include (i) actual knowledge and (ii) that knowledge which a prudent businessperson would reasonably have obtained in the management of such Person’s business affairs after making due inquiry and exercising the due diligence which a prudent businessperson should have made or exercised, as applicable, with respect thereto. Actual or imputed knowledge of any director or officer or NextGen shall be deemed to be knowledge of NextGen.

(e)  There are no material claims, actions, suits, proceedings, inquiries, labor disputes or investigations (whether or not purportedly on behalf of NextGen) pending or, to NextGen’s best knowledge, threatened against NextGen or any of its assets, at law or in equity or by or before any governmental entity or in arbitration or mediation. No bankruptcy, receivership or debtor relief proceedings are pending or, to the best knowledge of NextGen, threatened against NextGen.

(f)  NextGen has complied with, is not in violation of, and has not received any notice of violation with respect to, any federal, state, local or foreign laws, judgment, decree, injunction or order, applicable to it, the conduct of its business, or the ownership or operation of its business. References in this Agreement to “Laws” shall refer to any laws, rules or regulations of any federal, state or local government or any governmental or quasi-governmental agency, bureau, commission, instrumentality or judicial body (including, without limitation, any federal or state securities law, regulation, rule or administrative order).

(g) NextGen has properly filed all tax returns (if any) required to be filed and has paid all taxes shown thereon to be due. To the best knowledge of NextGen, all tax returns previously filed are true and correct in all material respects.

(h) NextGen has no outstanding liabilities or obligations to any party except as reflected on its financial statements delivered to Purchaser, other than charges since such date similar to those incurred in past periods and consistent with past practice.

(i) All of the business and financial transactions of NextGen have been fully and properly reflected in the books and records of NextGen in all material respects and in accordance with generally accepted accounting principles consistently applied.

(j) The financial statements present and reflect, in accordance with GAAP (the United States generally accepted accounting principles in effect), consistently applied, the financial condition of NextGen on the balance sheet dates and the results of its operations, cash flows and changes in stockholders’ equity for the periods then ended in accordance with generally accepted accounting principles, consistently applied. There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of NextGen.

(k) The execution and delivery of this Agreement by NextGen and the consummation of the transactions contemplated by this Agreement will not result in any material violation of NextGen’s certificate of incorporation or by-laws.

(l) All representations, covenants and warranties of NextGen contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though the same had been made on and as of such date.

2.2 Selling Shareholders represent and warrant, to Purchaser as follows:

(a) This Agreement and any other agreements executed by the Selling Shareholders in connection herewith have been duly executed and delivered by Selling Shareholders and constitute the valid, binding and enforceable obligation of Selling Shareholders.

(b) The Shares are owned beneficially and of record by the Selling Shareholders free and clear of all liens, pledges, encumbrances, security agreements, equities, options, claims, charges and restrictions of any nature whatsoever, except any restrictions under applicable securities laws, and each Selling Shareholder has not previously entered into any agreement or commitment for the sale of all or part of the Shares or otherwise conveyed or encumbered Selling Shareholder’s interest (voting or otherwise) with respect to the Shares. Each of the Selling Shareholders has the unqualified right to sell, assign, and deliver the Shares, and, upon consummation of the transactions contemplated by this Agreement, the Purchaser will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature. The Purchaser acknowledges that these Shares being acquired from the Selling Shareholders are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933, as amended (the “Act”).

(c) Selling Shareholders are not a party to or bound by any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Purchaser according to the terms of this Agreement will be a default or an event of acceleration, or grounds for termination, or whereby timely performance by Purchaser according to the terms of this Agreement may be prohibited, prevented or delayed.

(d) The Selling Shareholders have full power and authority to sell and transfer the Shares to Purchaser without obtaining the waiver, consent, order or approval of (i) any state or federal governmental authority or (ii) any third party or other person including, but not limited to, other stockholders of NextGen.

(e) Each Selling Shareholder (A) understands that the Stock Consideration and Real Estate Stock Consideration are not registered under the Act, or under any state securities laws, and is being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Stock Consideration and/or Real Estate Stock Consideration solely for his own account for investment purposes, and not with a view of distribution thereof, (C) is a sophisticated investor with knowledge and experience in business and financial matters; (D) has received certain information concerning the Purchaser and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Stock Consideration and Real Estate Stock Consideration, and (E) is able to bear the economic risk and lack of liquidity inherent in holding the Stock Consideration and Real Estate Stock Consideration. Selling Shareholders are aware of the risk factors associated with the Stock Consideration and Real Estate Stock Consideration as described in the publicly filed offering documents of Purchaser.

Each Selling Shareholder hereby makes the following additional agreements, representations, and warranties with and to the Purchaser: Each Selling Shareholder (a) has made other investments or engaged in other substantial business activities prior to receiving the Stock Consideration and/or Real Estate Stock Consideration; (b) was not organized for the purpose of acquiring Stock Consideration and Real Estate Stock Consideration; (c) has the power and authority to execute and comply with the terms of this Agreement; and (d) Selling Shareholder’s residence is located in the state set forth in its address as set forth on Schedule A.

2.3 Purchaser represents and warrants to NextGen and Selling Shareholders as follows:

(a) Purchaser has the requisite competence and authority to execute and deliver this Agreement and any other agreements and undertakings referenced herein, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement and any other agreements executed by Purchaser in connection herewith have been duly executed and delivered by it and constitute the valid, binding and enforceable obligation of Purchaser, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the rights of stockholders.

(b) Purchaser is capable of evaluating the merits and risks of its investment in NextGen and has the capacity to protect its interests.

(c) The Stock Consideration and Real Estate Stock Consideration are validly issued, fully paid and non-assessable, and that the issuance of the Stock Consideration and Real Estate Stock Consideration is not in violation of any of the provisions of its Articles of Incorporation or by-laws, or any agreements, instruments or other obligations entered into by the Purchaser.

3. SURVIVAL OF REPRESENTATIONS

3.1 Survival of Representations. All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof and any investigation at any time made by or on behalf of any party for a period not to exceed one (1) year.

4. POST-CLOSING COVENANTS

The parties agree as follows with respect to the period following the Closing:

4.1 General. In case at any time after the Closing any further actions are necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other party may reasonably request.

4.2 Public Company Disclosure. The parties acknowledge that the Purchaser may make any required disclosures regarding this Agreement with the Securities and Exchange Commission and any other public announcements as related hereto.

4.3 Covenant Not To Compete. For a period of three (3) years commencing on the Closing Date, the Selling Shareholders shall not without the prior written consent of the Purchaser: (A) directly or indirectly, engage in any activity which is similar to or competitive with the wind power business of NextGen; or (B) own, manage, join, invest in, finance or control, accept employment with, or provide consulting or advisory services to, directly or indirectly, any competitive wind power business, in the geographic regions of North America.

4.4 Certain Assignments. NextGen shall obtain consents in a mutually agreeable from the current lender of NextGen regarding all documentation related to the assignment of the debt instrument from NextGen to Purchaser.

4.5 Registration of Stock Consideration and Real Estate Stock Consideration. Should the Purchaser make any filing to register any of its shares after its registration statement to be filed in the fourth quarter of 2008, Purchaser shall use its commercially reasonable efforts to include the shares representing the Stock Consideration and Real Estate Stock Consideration within such Registration Statement, subject to any covenants of Purchaser and any approvals by Purchaser’s institutional investor group.

5. CONDITIONS PRECEDENT TO THE PURCHASER’S OBLIGATIONS

The obligation of the Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date, of the following conditions:

5.1 Operation of Business. Selling Shareholders shall not cause NextGen to engage in any practice, take any action, or enter into any transaction outside the ordinary course of business and shall not make any major or unusual commitments affecting the business or assets of NextGen.

5.2 Representations True and Correct. The representations and warranties of the Selling Shareholders and NextGen contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on as of the Closing Date.

5.3 Compliance with Covenants. The Selling Shareholders and NextGen shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by them prior to or at the Closing Date, including the following: (i) review and acceptance by Purchaser of two year’s of NextGen’s financial statements prepared in accordance with general accepted accounting principles and (ii) agreement by current lender of NextGen to transfer the debt instrument to Purchaser.

5.4 No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions proposed hereby.

5.5 Closing of Real Estate Transaction. The sale of the Real Estate, contemplated by this Agreement and as evidenced by the Real Estate Contract set forth on Schedule B, shall be closed prior to or simultaneous with the Closing. Selling Shareholders shall also provide to the Purchaser a copy of the executed deed that transfers the Real Estate from Next Generation Power Properties, LLC to the Selling Shareholders. Further, the existing mortgage on the Premises in favor of First Farmers and Merchants National Bank shall be released and a new mortgage in favor of First Farmers and Merchants National Bank shall be entered into and delivered by Purchaser.

5.6 Written Disclosures of NextGen. Prior to Closing, Jacob Stahl shall provide complete written disclosure to the Purchaser of all customer complaints and problems and advise Purchaser of any significant cash payments of NextGen due to any third parties.

5.7 Confirmation from Bank. The Selling Shareholders shall deliver to Purchaser prior to Closing written confirmation from First Farmers & Merchants bank that such bank will allow the assumption of NextGen’s bank debt by Purchaser.

6. CONDITIONS PRECEDENT TO SELLING SHAREHOLDERS’ OBLIGATIONS

The obligation of the Selling Shareholders to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date unless specified otherwise, of the following conditions:

6.1 Representations True and Correct. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on as of the Closing Date.

6.2 Compliance with Covenants. The Purchaser shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by it prior to or at the Closing Date.

6.3 No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions proposed hereby.

7. MISCELLANEOUS

7.1  Expenses. All fees and expenses incurred by the Purchaser, the Selling Shareholders and NextGen in connection with the transactions contemplated by this Agreement shall be borne by the respective parties hereto.

7.2 Further Assurances. From time to time, at the Purchaser’s request and without further consideration, the Selling Shareholders, at the Purchaser’s expense, will execute and transfer such documents and will take such action as the Purchaser may reasonably request in order to effectively consummate the transactions contemplated herein.

7.3 Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the prospective heirs, beneficiaries, representatives, successors and assigns of the parties hereto.

7.4 Prior Agreements; Amendments. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement shall not be amended except by a writing signed by both parties or their respective successors or assigns.

7.5 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

7.6 Governing Law. This Agreement will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in the state of Delaware.

7.7 Notices. All notices, requests, demands, and other communication hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to Next Gen:

Next Generation Power Systems, Inc.

1502 17th Street SE
Pipestone, MN 56164
Attention: _______________________
Facsimile No. _____________________

If to the Selling Shareholders:

-address listed on Schedule A

If to the Purchaser:

Juhl Wind, Inc.
996 190th Avenue
Woodstock, MN 56186
Attention: John Mitola
Facsimile No. 507-562-8091

7.8 Effect. In the event any portion of this Agreement is deemed to be null and void under any state, provincial, or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

7.9 Counterparts. This Agreement may be executed in one or more counterparts and by transmission of a facsimile or digital image containing the signature of an authorized person, each of which shall be deemed and accepted as an original, and all of which together shall constitute a single instrument. Each party represents and warrants that the person executing on behalf of such party has been duly authorized to execute this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Selling Shareholders, NextGen and the Purchaser on the date first written above.

* * * * * * * * *
(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

NEXTGEN:

Next Generation Power Systems, Inc.

By:	/s/ Jacob Stahl

Its:	President

SELLING SHAREHOLDERS:

/s/ Jacob Stahl
Jacob Stahl

/s/ Doug Muth
Doug Muth

/s/ Rick Carstensen
Rick Carstensen

/s/ Dean Tofteland
Dean Tofteland

/s/ Dan Juhl
Dan Juhl

/s/ Brad Messerli
Brad Messerli

PURCHASER:

Juhl Wind, Inc.

By:	/s/ John Mitola
John Mitola

Its:	President

SCHEDULE A

STOCK CONSIDERATION ALLOCATION

Selling Shareholder	Shares in Next Generation Power Systems, Inc.	Allocated Payment for Shares	Allocated for Repayment of Loan and Interest on Note Payable	Total Shares of unregistered common stock of Juhl Wind, Inc. at $3.50 per share “Stock Consideration”	Real Estate Ownership Interest Value	Shares of unregistered common stock of Juhl Wind, Inc. at $3.50 per share “Real Estate Stock Consideration”
Jacob Stahl 6904 W Sertoma Circle, Sioux Falls, SD 57106	122,500	$60,000	$37,500	27,857	$28,750	8,214
Doug Muth 7329 S Russet Drive, Sioux Falls, SD 57108	122,500	$60,000	$37,500	27,857	$28,750	8,214
Rick Carstensen 502 Center Street Trosky, MN 56177	122,500	$60,000	$37,500	27,857	$28.750	8,214
Dean Tofteland 1105 Elm Cove LuVerne, MN 56156	61,250	$30,000	-	8,572	$28,750	8,214
Dan Juhl (1)(2) 996 190th Avenue, Woodstock, MN 56186	510,000	$0.00	-	-	$28,750	-
Brad Messerli (3)612 Hickory Lane Harrisburg, SD 57032	-	-	-	-	$28,750	8,214

(1) Dan Juhl has delivered his shares in consideration of the assumption of the Next Generation Power Systems, Inc. liability by Juhl Wind, Inc. and acknowledges he receives a benefit therefrom.

(2) Dan Juhl is a one-sixth owner of Next Generation Power Properties, LLC, and in lieu of delivery of his Real Estate Stock Consideration in shares of Juhl Wind, Inc., he will receive other good and valuable consideration paid by Juhl Wind, Inc. subsequent to Closing.

(3) Brad Messerli is a Selling Shareholder only with respect to his ownership interest in Next Generation Power Properties, LLC, and he does not have any ownership interest in Next Generation Power Systems, Inc.

SCHEDULE B

REAL ESTATE CONTRACT

SCHEDULE C

ASSUMPTION OF LIABILITY

First Farmers & Merchants bank has confirmed that they will allow the assumption of NextGen bank debt by Juhl Wind, Inc.